Exhibit 99.11

PRESS RELEASE

Integrated Power in Germany: TotalEnergies Launches New
100 MW / 200 MWh Battery Storage Development

Paris, July 24, 2024 – TotalEnergies has taken the final investment decision for a 100 MW /200 MWh battery storage project in Dahlem, North Rhine-Westphalia.

This is the first project sanctioned by TotalEnergies from the pipeline of Kyon Energy, Germany’s leading battery storage system developer, which was recently acquired by TotalEnergies in February 2024.

The project, with a total investment of more than €75 million, will benefit from the expertise of Saft, TotalEnergies' battery affiliate, which will supply the project with the latest-generation of electricity storage technology (iShift LFP —lithium-iron-phosphate— containers).

Commercial operations are expected to begin in the second half of 2026, and the startup Quadra Energy—one of Germany's leading renewable power aggregators, acquired by TotalEnergies in October 2023—will market the flexibility provided by these batteries.

"This investment decision reflects the acceleration of our integrated development in the Germany electricity market, the largest in Europe. For the battery system design, we will leverage synergies between our electricity teams: Saft will supply the batteries, Kyon Energy will manage development, and Quadra Energy will market this new capacity,” declared Stéphane Michel, SVP, Gas, Renewables & Power at TotalEnergies. “All our recent investments in Germany demonstrate our strong commitment to contribute to the decarbonization of the country’s electricity and industry.”

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TotalEnergies on the German electricity market

Since 2023 and 2024, TotalEnergies has won two major marine leases in Germany for the development of wind farms totaling 4.5 GW, enough to supply green electricity to around 4.5 million households.

At the same time, TotalEnergies has acquired several German electricity players in order to accelerate and optimize its integrated development on this market:

•	NASH Renewables, acquired in October 2023, is involved in optimizing the design and operating parameters of its renewable projects;

•	Quadra Energy, also acquired in October 2023, is one of the top 3 aggregators of renewable electricity production in Germany, boasting a “virtual power plant” totaling 9 GW;

•	Kyon Energy, acquired in February 2024, is developing a 2 GW pipeline of battery storage systems in the country.

Finally, the Company has also won a contract in 2023 to install and operate 1,100 high-power recharging points for electric vehicles in the country.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).